UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED

PURSUANT TO RULE 13d-1(a) AND AMENDMENTS

THERETO FILED PURSUANT TO RULE 13d-2(a)

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

GEVO, INC.

(Name of Issuer)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

374396109

(CUSIP Number)

Lee H. Sjoberg, Esq.

LANXESS Corporation

111 RIDC Park West Drive

Pittsburgh, PA 15275-1112

(412) 809-2229

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

April 4, 2016

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is subject of this Schedule 13D, and is filing this statement because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 374396109

1	NAME OF REPORTING PERSON: LANXESS Corporation
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF GROUP (SEE INSTRUCTIONS): (a) ☐ (b) ☐
3	SEC USE ONLY:
4	SOURCE OF FUNDS: N/A
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER: 0
	8	SHARED VOTING POWER: 0
	9	SOLE DISPOSITIVE POWER: 0
	10	SHARED DISPOSITIVE POWER: 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 0
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS): ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 0.0%
14	TYPE OF REPORTING PERSON: CO

CUSIP No. 374396109

1	NAME OF REPORTING PERSON: LANXESS AG
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF GROUP (SEE INSTRUCTIONS): (a) ☐ (b) ☐
3	SEC USE ONLY:
4	SOURCE OF FUNDS: N/A
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Federal Republic of Germany
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER: 0
	8	SHARED VOTING POWER: 0
	9	SOLE DISPOSITIVE POWER: 0
	10	SHARED DISPOSITIVE POWER: 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 0
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS): ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 0.0%
14	TYPE OF REPORTING PERSON CO

EXPLANATORY NOTE

The following constitutes Amendment No. 1 (this “Amendment”) to the statement on Schedule 13D filed on behalf of LANXESS Corporation, a Delaware corporation, and LANXESS AG, a corporation formed under the laws of the Federal Republic of Germany, with the Securities and Exchange Commission on February 22, 2011 (the “Schedule 13D”). All items not supplemented in this Amendment remain unchanged from the Schedule 13D. Each capitalized term used but not defined herein has the meaning ascribed to it in the Schedule 13D.

This Amendment is the Reporting Person’s final amendment to the Schedule 13D and constitutes an exit filing.

Item 2. Identity and Background

Item 2 is supplemented by the addition of the following information:

The address of LANXESS AG is Kennedyplatz1, 50569 Cologne, Germany.

Item 3. Source and Amount of Funds or Other Consideration

Item 3 is supplemented by the addition of the following information:

At the close of business on April 20, 2015, the Issuer effected a one-for-15 reverse stock split, which reduced the aggregate beneficial ownership of the Shares by LANXESS Corporation and LANXESS AG from 2,244,445 to 149,631. On April 4, 2016, LANXESS Corporation sold the remaining 149,631 shares in open market transactions at prevailing market prices for gross proceeds of $35,432.62.

Item 4. Purpose of Transaction

Item 4 is supplemented by the addition of the following information:

Other than the transactions described in Item 3, no Reporting Person or individual identified on Schedule B hereto has any present plan or proposal which would relate to, or could result in, any of the matters set forth in subparagraphs (a) — (j) of Item 4 of Schedule 13D.

Item 5. Interest in Securities of the Issuer

Item 5 is supplemented by the addition of the following information:

The aggregate percentage of Shares reported owned by each person named herein is based upon 23,510,855 Shares outstanding, which is the total number of Shares outstanding as of February 29, 2016, as set forth in the Company’s Annual Report on Form 10-K filed with the Securities and Exchange Commission on March 30, 2016.

(i) LANXESS Corporation

(a)	As of the date hereof, LANXESS Corporation beneficially owns 0 Shares.

Percentage: Approximately 0.0%.

(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 0

(ii) LANXESS AG

(a)	As of the date hereof, as the parent company of LANXESS Corporation, LANXESS AG is deemed the beneficial owner of the 149,631 Shares owned by LANXESS Corporation.

Percentage: Approximately 0.0%.

(b)	1. Sole power to vote or direct vote: 149,631
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 0

Other than the transactions described in Item 3, no Reporting Person or, to the knowledge of the Reporting Persons, no person identified on Schedule B hereto effected any transactions in Shares during the past 60 days.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: April 19, 2016

LANXESS Corporation

By:	/s/ Dr. Antonis Papadourakis
Dr. Antonis Papadourakis
President and Chief Executive Officer

LANXESS AG

By:	/s/ Stephanie Cossmann
Stephanie Cossman
Head of General Law

By:	/s/ Matthias Ruecker
Matthias Ruecker
Head of Corporate

SCHEDULE B

Directors and Officers of LANXESS Corporation

The name and current principal occupation of each director and executive officer of LANXESS Corporation is set forth below. Unless otherwise noted, each director and officer is a citizen of the United States and the business address of each director and executive officer is c/o 111 RIDC Park West Drive, Pittsburgh, PA 15275-1112.

Name	Current Principal Occupation
Dr. Antonis Papadourakis	Director, President and Chief Executive Officer

Dr. Rainier van Roessel Kennedyplatz1, 50569 Cologne, Germany Citizen of the Netherlands	Director; Member of the Board of Management (Labor Relations Director) of LANXESS AG

Michael Pontzen Kennedyplatz1, 50569 Cologne, Germany Citizen of Federal Republic of Germany	Director, Member of the Board of Management (Chief Financial Officer) of LANXESS AG

Bruce R. Davis	Treasurer

Todd A. Portzline	Assistant Secretary

Dirk Fischer Citizen of Federal Republic of Germany	Vice President and Chief Financial Officer

Lee H. Sjoberg	General Counsel & Secretary

Directors and Executive Officers of LANXESS AG

The name and current principal occupation of each member of the Board of Management and Supervisory Board of LANXESS Ag is set forth below. Unless otherwise noted, each such member is a citizen of the Federal Republic of Germany. The business address of each member of the Board of Management is Kennedyplatz1, 50569 Cologne, Germany.

BOARD OF MANAGEMENT

Name	Current Principal Occupation
Matthias Zachert	Chairman of the Board of Management

Dr. Hubert Fink	Member of the Board of Management

Dr. Rainier van Roessel Citizen of the Netherlands	Member of the Board of Management (Labor Relations Director)

Michael Pontzen	Member of the Board of Management (Chief Financial Officer)

SUPERVISORY BOARD

Name	Current Principal Occupation
Stockholder Representatives

Dr. Rolf Stomberg	Chairman of the Supervisory Board Chairman of the Board of Directors of Management Consulting Group plc.

Dr. Friedrich Janssen	Formerly Member of the Executive Board of E.ON Ruhrgas AG, Essen

Dr. Matthias L. Wolfgruber	Self-employed Consultant

Lawrence A. Rosen	Member of the Board of Management of Deutsche Post AG

Claudia Nemat	Member of the Board of Management of Deutsche Telekom AG

Theo H. Walthie	Self-employed Consultant

Employee Representatives

Dr. Hans-Dieter Gerriets	Chairman of the LANXESS Group Managerial Employees’ Committee and Chairman of the LANXESS Managerial Employees’ Committee

Manuela Strauch	Chairwoman of the LANXESS Works Council Uerdingen

Gisela Seidel	Vice Chairwoman of the Supervisory Board Chairwoman of the Works Council Dormagen

Werner Czaplik	Chairman of the LANXESS Central Works Council

Thomas Meiers	District Secretary of the General Mining, Chemical and Energy Industrial Union, Cologne

Ralf Sikorski	Member of the Executive Committee of the German Mining, Chemical and Energy Industrial Union, Hannover

All of the above with postal address at Kennedyplatz1, 50569 Cologne, Germany